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                              March 8, 2022

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Limited
       4360 E. New York St.
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Limited
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2022
                                                            File No. 333-257209

       Dear Mr. Ni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Management, page 88

   1. Please provide the missing information in Mr. McKeage's biography in a pre-effective amendment.
       Exhibits

   2. We note that you have amended your Warrant Agreement filed as Exhibits 4.5 to remove the statement that the
exclusive forum provision does not apply to actions arising under the Securities Act. To
the extent that the exclusive forum provision in your Warrant
                                                        Agreement does not
apply to actions arising under the Securities Act, please tell us how you will inform
investors in future filings. In this regard, we note your disclosure on page
 Eddie Ni
Goldenstone Acquisition Limited
March 8, 2022
Page 2
      50 that the exclusive forum agreement in the Warrant Agreement will not apply to any complaint asserting a cause of action arising under the Securities Act. Alternatively, if the
      Warrant Agreement does apply to actions arising under the Securities Act, please revise your prospectus accordingly, and state that there is uncertainty as to whether a court would enforce such a provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
      Securities Act or the rules and regulations thereunder.
        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Legal
Branch Chief, at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameEddie Ni
                                                            Division of
Corporation Finance
Comapany NameGoldenstone Acquisition Limited
                                                            Office of Finance
March 8, 2022 Page 2
cc:       Giovanni Caruso
FirstName LastName